# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tango Therapeutics, Inc., CIK 0001819133
CUSIP: 87583X109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 201 Brookline Avenue, Suite 901, Boston, Massachusetts (MA), 02215
Date of event which requires filing of this statement: 09/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002005369

## Reporting persons
- Invus Public Equities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); sole voting power 5,082,716; shared voting power 0; sole dispositive power 5,082,716; shared dispositive power 0; aggregate amount beneficially owned 5,082,716 (4.6% of the class)
- Invus Public Equities Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,082,716; shared voting power 0; sole dispositive power 5,082,716; shared dispositive power 0; aggregate amount beneficially owned 5,082,716 (4.6% of the class)
- Invus Global Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,082,716; shared voting power 0; sole dispositive power 5,082,716; shared dispositive power 0; aggregate amount beneficially owned 5,082,716 (4.6% of the class)
- Siren, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,082,716; shared voting power 0; sole dispositive power 5,082,716; shared dispositive power 0; aggregate amount beneficially owned 5,082,716 (4.6% of the class)
- Avicenna Life Sci Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 800,472; shared voting power 0; sole dispositive power 800,472; shared dispositive power 0; aggregate amount beneficially owned 800,472 (0.7% of the class)
- Avicenna Life Sci Master GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 800,472; shared voting power 0; sole dispositive power 800,472; shared dispositive power 0; aggregate amount beneficially owned 800,472 (0.7% of the class)
- Ulys, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 800,472; shared voting power 0; sole dispositive power 800,472; shared dispositive power 0; aggregate amount beneficially owned 800,472 (0.7% of the class)
- Raymond Debbane: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); sole voting power 5,883,188; shared voting power 0; sole dispositive power 5,883,188; shared dispositive power 0; aggregate amount beneficially owned 5,883,188 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Tango Therapeutics, Inc.
Address of issuer's principal executive offices: 201 Brookline Ave., Suite 901, Boston, MA 02215

## Item 2. Person Filing
Name of person filing: See Item 2(c) below.
Address of principal business office or, if none, residence: See Item 2(c) below.
Citizenship:
(i) Invus Public Equities, L.P. ("Invus Public Equities")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Bermuda limited partnership

(ii) Invus Public Equities Advisors, LLC ("Invus PE Advisors")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(iii) Invus Global Management, LLC ("Global Management")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(iv) Siren, L.L.C. ("Siren")
c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(v) Avicenna Life Sci Master Fund LP ("Avicenna Fund")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Cayman Islands limited partnership

(vi) Avicenna Life Sci Master GP LLC ("Avicenna GP")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(vii) Ulys, L.L.C. ("Ulys")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(viii) Mr. Raymond Debbane
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Panama

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of common stock, $0.001 par value per share (the "Shares") of Tango Therapeutics, Inc. (the "Issuer") listed on such Reporting Person's cover page.

As of September 19, 2025, Invus Public Equities directly held 5,082,716 Shares of the Issuer and Avicenna Fund directly held 800,472 Shares of the Issuer. Invus PE Advisors, as the general partner of Invus Public Equities, controls Invus Public Equities and, accordingly, may be deemed to beneficially own the Shares beneficially owned by Invus Public Equities. Global Management, as the managing member of Invus PE Advisors, controls Invus PE Advisors and, accordingly, may be deemed to beneficially own the Shares that Invus PE Advisors may be deemed to beneficially own. Siren, as the managing member of Global Management, controls Global Management and, accordingly, may be deemed to beneficially own the Shares that Global Management may be deemed to beneficially own. Avicenna GP, as the general partner of Avicenna Fund, controls Avicenna Fund and, accordingly, may be deemed to beneficially own the Shares beneficially owned by Avicenna Fund. Ulys, as the managing member of Avicenna GP, controls Avicenna GP and, accordingly, may be deemed to beneficially own the Shares that Avicenna GP may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren and Ulys, controls Siren and Ulys and, accordingly, may be deemed to beneficially own the Shares that Siren and Ulys may be deemed to beneficially own.
Percent of class: As of September 19, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person's cover page. Calculations of the percentage of Shares beneficially owned are based on 111,260,247 Shares outstanding as of July 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2025.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Invus Public Equities, L.P.: /s/ Raymond Debbane, Raymond Debbane, President of Invus Public Equities Advisors, LLC, its general partner (09/22/2025)
- Invus Public Equities Advisors, LLC: /s/ Raymond Debbane, Raymond Debbane, President (09/22/2025)
- Invus Global Management, LLC: /s/ Raymond Debbane, Raymond Debbane, President (09/22/2025)
- Siren, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (09/22/2025)
- Avicenna Life Sci Master Fund LP: /s/ Raymond Debbane, Raymond Debbane, Chief Executive Officer of Avicenna Life Sci Master GP LLC, its general partner (09/22/2025)
- Avicenna Life Sci Master GP LLC: /s/ Raymond Debbane, Raymond Debbane, Chief Executive Officer (09/22/2025)
- Ulys, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (09/22/2025)
- Raymond Debbane: /s/ Raymond Debbane, Raymond Debbane (09/22/2025)